Exhibit 20.01


January 4, 1994                                  Contact:  Gerry Hoeppner
NR #14                                                     (813) 399-6380


                     ECKERD CORPORATION ANNOUNCES AGREEMENT
                          TO SELL VISION GROUP DIVISION


   CLEARWATER, FL - January 4, 1994 - Eckerd Corporation has announced an agreement in principle to sell its Vision Group division, which operates 47 Visionworks optical superstores and 29 Eckerd Optical Centers in six states, to an investment group which includes current Vision Group management. The sale is subject to the negotiation of a definitive agreement and certain other conditions and is expected to be completed within the next 60 days.

   The Company does not expect to recognize any significant gain or loss on the sale of the assets. Eckerd chairman and chief executive officer, Stewart Turley, said, "The investment group was selected based on competing offers made by qualified buyers." Mr. Turley also notes, "This transaction offers us the opportunity to redeploy assets into our core businesses while furthering the ability of our Visionworks management and associates to grow the optical company."

   In addition to the 47-store Visionworks chain and 29 Eckerd Optical Centers, Eckerd Corporation operates 1,710 drug stores in 13 states, 409 Eckerd Express Photo labs, and Insta-Care Pharmacy Services, which provides pharmaceutical care to institutions.






















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